SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 21, 2002


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

              Form 20-F  X                           Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes                                     No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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( BW)(NY-ENDESA)(ELE) Endesa's CEO Rafael Miranda Elected
Vice-president of EURELECTRIC

    Business Editors

     NEW YORK--(BUSINESS WIRE)--Nov. 21, 2002--The Board of Directors of Union of the Electricity Industry (EURELECTRIC) has unanimously elected Mr Miranda, Endesa's (NYSE:ELE) CEO, as vice-president of the organization at the meeting held yesterday in Brussels.

     EURELECTRIC is the international association that groups the electricity sectors of the European countries and a high number of affiliates from other geographic areas.

     EURELECTRIC's main goal is to represent its member's interests, to promote initiatives and solutions, and to coordinate the necessary actions to undertake them, based on the respect to the different regulatory environments in which the companies operate.

     For additional information please contact Jacinto Pariente, North America Investor Relations Office, Phone # 212 750 7200 jpariente@endesa.es

    --30--

    CONTACT: Endesa
             North America Investor Relations Office
             Jacinto Pariente
             212/750-7200
             jpariente@endesa.es

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                                                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENDESA, S.A.

Dated: November 21, 2002                 By:________________________
                                            Name: Jacinto Pariente
                                            Title: Manager of North America
                                            Investor Relations


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